UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **June 12, 2009**

FelCor Lodging Trust Incorporated
(Exact name of registrant as specified in its charter)

Maryland	**001-14236**	**75-2541756**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

545 E. John Carpenter Frwy., Suite 1300	
Irving, Texas	**75062**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **(972) 444-4900**

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 - Registrant's Business and Operations

Item 1.01   Entry into a Material Definitive Agreement.

On June 12, 2009, certain subsidiaries of FelCor Lodging Trust Incorporated (the "Company" and, together with FelCor Lodging Limited Partnership, "FelCor") entered into a Term Loan Agreement (the "Loan Agreement") with JPMorgan Chase Bank, N.A., as the administrative agent and lender, and the other lenders thereto, providing for a loan in the original principal amount of $200,800,000 (the "Loan"). J.P. Morgan Securities Inc. acted as the lead arranger. The Loan has a term of two years, plus two one-year extension options subject to certain conditions, and bears a variable interest rate (currently LIBOR plus 350 basis points). The Loan Agreement, which contains no corporate-level financial covenants, includes rights to prepayment and partial release of properties, subject to certain conditions, and is subject to acceleration upon the occurrence of certain events of default. The Loan is secured by first priority mortgages on nine hotel properties directly owned by one of the borrowers and a pledge of the equity interests of the borrowers. The Loan is nonrecourse, except for certain customary recourse carveouts. FelCor has guaranteed the recourse carveouts. The proceeds of the Loan will be used for general corporate purposes, including repayment of FelCor's line of credit, which has been canceled.

Item 1.02   Termination of a Material Definitive Agreement.

On June 12, 2009, FelCor terminated its $250 million line of credit and, in connection therewith, repaid all amounts then outstanding thereunder.

Section 2 - Financial Information

Item 2.03   Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On June 12, 2009, pursuant to the terms of the Loan Agreement, certain FelCor subsidiaries incurred a $200,800,000 direct financial obligation. See Item 1.01 above, which is incorporated herein by reference.

Section 8 - Other Events

Item 8.01   Other Events

On June 15, 2009, FelCor issued a press release announcing the funding of the Loan and termination of its line of credit. A copy of the press release is attached as Exhibit 99.1 to this Current Report and is incorporated by reference herein.

Section 9 - Financial Statements and Exhibits

Item 9.01   Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Description of Exhibit
99.1	Press Release dated June 15, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FELCOR LODGING TRUST INCORPORATED

Date: June 15, 2009

By:	/s/Jonathan H. Yellen
Name:	Jonathan H. Yellen
Title:	Executive Vice President, General Counsel and Secretary

Exhibit 99.1



FelCor Lodging Trust Incorporated
545 E. John Carpenter Freeway, Suite 1300
Irving, Texas 75062-3933
P 972.444.4900   F 972.444.4949
www.felcor.com   NYSE: FCH

For Immediate Release:

FELCOR ANNOUNCES CLOSING OF $200 MILLION TERM LOAN
- **Eliminates financial covenants**
- **Increases liquidity**
- **Extends maturities**

IRVING, Texas…June 15, 2009 – FelCor Lodging Trust Incorporated (NYSE: FCH) today announced that its wholly-owned subsidiaries closed a $200 million secured term loan. JPMorgan Securities Inc. was the lead arranger, and JPMorgan Chase Bank, N.A., is the administrative agent and provided a portion of the loan. Proceeds of the new loan will be used for general corporate purposes, including repayment of outstanding obligations totaling $128 million under FelCor's line of credit, which was terminated by the Company.

The new loan is non-recourse and secured by nine hotels, representing 2,331 guest rooms. The loan bears interest at LIBOR plus 350 basis points, has a 65 percent LTV ratio and, including both extension options, matures in 2013.

"We are pleased to have closed this loan in a very challenging environment. This transaction allows us to terminate our line of credit, thereby eliminating restrictive financial covenants and increasing our flexibility to encumber other hotels. Equally important, this new loan extends our maturity profile and provides additional liquidity in the form of cash on hand. We are now focused on refinancing debt maturing in 2010 and 2011," said Andrew J. Welch, FelCor's Executive Vice President and Chief Financial Officer.

FelCor, a real estate investment trust, is the nation's largest owner of upper upscale, all-suite hotels. FelCor owns interests in 87 hotels and resorts, located in 23 states and Canada. FelCor's portfolio consists mostly of upper upscale hotels, which are flagged under global brands such as Embassy Suites Hotels®, Doubletree®, Hilton®, Marriott®, Renaissance®, Sheraton®, Westin® and Holiday Inn®. Additional information can be found on the Company's Web site at www.felcor.com.

Contact:
Stephen A. Schafer, Vice President, Strategic Planning & Investor Relations
(972) 444-4912   sschafer@felcor.com

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